Exhibit 99.9

May 19, 2022

CD&R VFC Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

375 Park Avenue, 18th Floor

New York, New York 10152

Attention:     Sarah Kim

Email:          skim@cdr-inc.com

Re: Investment Agreement – Limited Waiver

Ladies and Gentleman:

Reference is made to that certain Investment Agreement, dated as of April 30, 2020 (the “Investment Agreement”), by and among Covetrus, Inc., a Delaware corporation (the “Company”) and CD&R VFC Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings” and, together with its Affiliates, the “CD&R Investors”). Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Investment Agreement.

Prior to the date hereof, the Board of Directors of the Company (the “Board”) established a transaction committee (the “Transaction Committee”) for the purpose of, among other things, considering whether it would be appropriate for the Company to consider a potential transaction in which a third party, including one or more of the CD&R Investors, would acquire all of the outstanding shares of Common Stock of the Company (a “Potential Transaction”). Acting upon the unanimous recommendation of the Transaction Committee, the Company hereby waives, and shall not enforce, the obligations of CD&R Holdings and its Affiliates pursuant to Section 5.07 of the Investment Agreement as and solely to the extent necessary to permit one or more of the CD&R Investors, together with TPG Global, LLC and its Affiliates, to (i) make a proposal to the Company (which shall be directed to the Transaction Committee) for a Potential Transaction (the “Proposal”); (ii) publicly disclose that one or more of the CD&R Investors has made the Proposal to the Company, along with the CD&R Investors’ intention to seek to engage in the Potential Transaction referenced in the Proposal, by filing amendments to the statements on Schedules 13D and 13D/A previously filed by the CD&R Investors, as applicable, in compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (provided that the CD&R Investors shall provide the Company with a reasonable opportunity to review and comment on drafts of such amendments and shall consider in good faith all comments reasonably proposed by the Company in connection therewith), and (iii) to further engage with the Company (through the Transaction Committee, unless otherwise directed) to pursue, develop and, if later approved by the Board upon the recommendation of the Transaction Committee, enter into the Potential Transaction, including negotiating the terms thereof, conducting due diligence, obtaining financing and engaging in other reasonably necessary activities customarily associated with the negotiation of a consensual transaction in the nature of the Potential Transaction (the “Limited Waiver”). It is explicitly understood and agreed that the Limited Waiver may be revoked at any time in the Company’s sole discretion (acting through the Transaction Committee, unless the Transaction Committee otherwise determines) prior to the execution of a definitive transaction agreement between the Company and one or more of the CD&R Investors with respect to the Potential Transaction (a “Definitive Agreement”) or in the event the parties determine to cease discussions relating to the Proposed Transaction; provided that, if a Definitive Agreement is terminated for any reason, the right of the Company (acting through the Transaction Committee, unless the Transaction Committee otherwise determines) to revoke the Limited Waiver shall be restored in all respects, it being understood that no such revocation shall retroactively invalidate any statement or action of any CD&R Investor made or taken during the period during which the Limited Waiver was in effect so long as such statement or action was not, at the time made or taken, in breach of the Limited Waiver. The Limited Waiver is in full reservation of, and without any waiver of or agreement not to enforce, all other rights and obligations in the Investment Agreement, which remains in full force and effect in all other respects.

This letter agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed letter agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this letter agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof. For purposes of this letter agreement, the term “affiliate” shall be as such term is defined under the Exchange Act and the term “person” shall be broadly interpreted to include any corporation, partnership, group, governmental body, individual or other entity.

[Signature Pages Follow]

Very truly yours,

COVETRUS, INC.

/s/ Benjamin Wolin
By:	Benjamin Wolin
Title:	President and Chief Executive Officer

Limited Waiver

ACKNOWLEDGED AND AGREED
AS OF THE DATE FIRST SET
FORTH ABOVE BY:

CD&R VFC HOLDINGS, L.P.

By: CD&R Investment Associates IX, Ltd., its general partner

/s/ Rima Simson
By:	Rima Simson
Title:	Vice President, Treasurer and Secretary

Cc:

Debevoise & Plimpton LLP 919 Third Avenue
New York, NY 10022
Attention: Paul S. Bird
Email: psbird@debevoise.com

Limited Waiver